

February 19, 2013

Via E-mail
Xiaosong Zhang
Chief Financial Officer
iSoftStone Holdings Limited
Building 9 Zhongguancun Software Park
No. 8 West Dongbeiwang Road, Haidian District
Beijing 100193
People's Republic of China

> **Re:** **iSoftStone Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Form 6-K Filed November 19, 2012**
> **File No. 001-34989**

Dear Mr. Zhang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        Kurt Berney
        O'Melveny & Myers LLP